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                                                     May 31, 2005






Ms. Laura Hatch
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Ms. Hatch:

                  This letter summarizes the responses of the Gabelli Equity Series Fund (the "Fund") to your comments received orally on May 17, 2005 and May 26, 2005 to the N-14 registration statement of the Fund under the Securities Act of 1933. These responses are reflected in the pre-effective amended filing being made today. Unless otherwise indicated, all defined terms shall have the meanings given within the N-14 registration statement.

                  1. As requested, we provide the following NAST analysis:

                  The Combined Fund's investment adviser, investment objectives and policies, and portfolio composition will be the same as those of the Gabelli Woodland Fund. The Combined Fund's expense structure and expense ratio will be as detailed below:



                                                                                                         FMI         Combined
                                                                                         Gabelli      Woodland       Fund (pro
                                                                                           Fund         Fund          forma)
                                                                                         -------      --------   ------------------
Redemption Fees (for shares held less than 7 days) payable to the Fund(1)...........       2.00%         --             2.00%
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):
Management Fees.....................................................................       1.00%          1.00%         1.00%
Distribution (Rule 12b-1) Expenses(2)...............................................       0.25%             0%          .25%
Other Expenses......................................................................       2.76%          0.75%          .75%(4)

Total Annual Fund Operating Expenses................................................       4.01%(3)       1.75%         2.00%(3)
Fee Waiver and Expense Reimbursement................................................      (2.01)%(3)     (0.45)%(3)       --
Net Annual Operating Expenses.......................................................       2.00%(3)       1.30%         2.00%(3)

________________
(1) The redemption fee applies to Gabelli Woodland Fund shares purchased on or after November 1, 2004.

(2) Due to the payment of Rule 12b-1 fees, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.

(3) The Gabelli Adviser has contractually agreed to waive its investment advisory fee and/or to reimburse expenses of the Fund to the extent necessary to maintain the Fund's Total Annual Fund Operating Expenses (excluding brokerage, interest, taxes and extraordinary expenses) at 2.00% on an annualized basis for Class AAA shares. This arrangement will continue until at least through September 30, 2005. In addition, the Fund has agreed, during the two-year period following any waiver or reimbursement by the Gabelli Adviser, to repay such amount to the extent, after giving effect to the repayment, such adjusted Total Annual Fund Operating Expenses would not exceed 2.00% on an annualized basis for Class AAA shares. During the fiscal year ended June 30, 2004, Fiduciary Management, Inc. reimbursed the FMI Woodland Fund to the extent necessary to ensure that Total Annual Fund Operating Expenses did not exceed 1.30%.

(4) Amount reduced to current Gabelli Woodland Fund rate due to incremental assets reducing the percentage of fixed costs to new average assets.

On a pro forma basis, as of March 31, 2005, the Combined Fund's net assets are $14.1 million, compared to $9.5 million for the FMI Woodland Fund and $4.6 million for the Gabelli Woodland Fund.

Consequently, the Combined Fund will adopt the performance history of the Gabelli Woodland Fund. The Gabelli Woodland Fund will be the accounting survivor following the Reorganization.

                  2. In response to your general comment requesting clear identification of the accounting survivor of the Reorganization, including which of the two Funds' objective, policies, service arrangements, etc., will be adopted by the Combined Fund, we have added disclosure to the Summary section of the registration statement indicating that the Gabelli Woodland Fund, as accounting survivor of the Reorganization, will retain its objective, policies, service arrangements, and performance history following the Reorganization.

                  3. We confirm that the FMI Woodland Fund voting requirements would result in approval of the transaction if a 51% quorum is present with 2% in favor, 1% opposed and 48% broker non-votes. A 1940 Act majority is not required. We have added a sentence of disclosure indicating that FMI's voting procedures do create the possibility that, in the event of substantial numbers of broker non-votes, relatively few of the shares would be able to dictate the result of the vote. We note, however, that such a high broker non-vote would be extraordinarily unusual.

                  4. In response to your comment that the Combined Fund column header for the Fee Table, Capitalization Table and Pro Forma Financial Statements should state the accounting survivor of the Reorganization, we have added disclosure that Gabelli Woodland Fund will be the accounting survivor.

                  5. As requested, we have added a sentence of disclosure to the sections discussing the reasons for the Reorganization to confirm that both the Gabelli and the FMI boards considered gross as well as net expenses when considering the Reorganization.

                  6. We have added a sentence of disclosure comparing the two funds' portfolio turnover and market capitalization size.

                  7. As requested, we have (i) removed the 2002 column from the Gabelli column of the fees table and (ii) added a parenthesis to the appropriate data in the FMI column of the fees table.

                  8. In response to your comments to the fees table section, we have (i) added expenses information to the pro forma fees table and (ii) reformatted the fees tables to present the information within a single table, in comparative side-by-side format. We have also recalculated the Gabelli Woodland Fund and FMI Woodland Fund expenses to be as of March 31, 2005 and have revised the fees table data and respective expense examples accordingly. Finally, we have calculated these expenses, and have revised the Statement of Operations, to reflect that no fees will be waived.

                  9. We have inserted a pro forma expense example for the Combined Fund.

                  10. We have updated the FMI Woodland Fund performance data to be current through December 31, 2004.

                  11. Within the "Primary Differences" section, we have added disclosure explaining the potential consequences to shareholders of the FMI Woodland Fund of differences between the funds, including additional risks to which they will be subject as a result of the Reorganization.

                  12. Within the "Principal Investment Risks" section, we have provided additional disclosure responding to your request that we highlight new potential risks to FMI Woodland Fund shareholders if the Reorganization is completed.

                  12. We have added disclosure comparing the Gabelli Woodland Fund and FMI Woodland Fund fair valuation procedures. We have also clarified that the differences in valuation policies would not have had an impact on the NAV calculated as of March 31, 2005 and referring to the possibility that the actual valuation at the time of transfer of assets could have an impact on NAV.

                  13. As requested, we have added a sentence of disclosure clarifying that the distribution and service fees for the Gabelli Woodland Fund AAA shares are 25 basis points.

                  14. In response to your comments to the Pro Forma Schedule of Investments, we have added a statement that none of the investments held by the FMI Woodland Fund or the Gabelli Woodland Fund are anticipated to be sold by reason of the Reorganization.

                  15. You had requested that we correct the "composition of net assets", "capital stock," and "additional paid-in capital" line items in the Statement of Assets and Liabilities, if necessary, along with any other line items requiring revisions. We have corrected three line items and have revised the financial statement to reflect additional data.

                  16. Responding to your question relating to the Pro Forma Combined column of the "fees waived" line item of the Statement of Operations, we [confirm that there will be no waiver and the correct sum for this item is zero.]

                  17. To the "Notes to Pro Forma Financials" section, we have added (i) a "use of estimates" note and (ii) a capital shares footnote stating the number of shares issued to FMI Woodland Fund shareholders and the number of total combined shares following the Reorganization.

                  The Gabelli Woodland Fund has also requested that we acknowledge on its behalf the following:

                  The disclosure in the filing is the responsibility of the Fund. The Fund acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Fund also represents to the Securities and Exchange Commission (the "Commission") that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Fund represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                  The Fund further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

                                                     Sincerely,



                                                     Richard T. Prins